UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-118783

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Exact name of registrant as specified in its charter)

20th Floor, Hutchison Telecom Tower

99 Cheung Fai Road, Tsing Yi, Hong Kong

Tel: (852) 2128 3222

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value HK$0.25 each

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 2

Pursuant to the requirements of the Securities Exchange Act of 1934, Hutchison Telecommunications International Limited  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 4, 2010	By:	/s/ Christopher John Foll
		Name:	Christopher John Foll
		Title:	Executive Director and Chief Financial Officer